UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40405

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

As of August 24, 2026, Jiuzi Holdings Inc. (the “Company” or the “Registrant”) had 51,512,759 ordinary shares, par value $0.078 per share (the “Ordinary Shares”), issued and outstanding. The increase in the number of issued and outstanding Ordinary Shares since the Company’s most recent annual report was primarily attributable to issuances of Ordinary Shares in connection with the following transactions: (1) the exercise of warrants sold pursuant to the securities purchase agreement dated as of September 29, 2025; (2) the registered direct offering under the securities purchase agreement dated as of December 12, 2025, pursuant to which the Company agreed to sell an aggregate of (i) 137,000 Ordinary Shares and (ii) pre-funded warrants to purchase up to 1,463,000 Ordinary Shares; (3) the offering under the securities purchase agreement dated as of February 26, 2026, pursuant to which the Company agreed to sell an aggregate of 40,000,000 Ordinary Shares; and (4) issuances to consultants and employees under the Company’s registration statement on Form S-8.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2026

Jiuzi Holdings Inc.

By:	/s/ Hongye Zhang
Name:	Hongye Zhang
Title:	Chief Executive Officer

2